September 26, 2019

Lee Olesky
Chief Executive Officer
Tradeweb Markets Inc.
1177 Avenue of the Americas
New York, NY 10036

       Re: Tradeweb Markets Inc.
           Draft Registration Statement on Form S-1
           Submitted September 23, 2019
           CIK No. 0001758730

Dear Mr. Olesky:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services